Exhibit 21

SUBSIDIARIES OF SOLO CUP COMPANY

The following is a list of subsidiaries of Solo Cup Company, a Delaware corporation as of December 31, 2006.

Name or Organization	State or Country of Incorporation
SF Holdings Group, Inc.	Delaware
CEGI (Hong Kong) Limited	Hong Kong
Solo Cup Operating Corporation	Delaware
Solo Manufacturing LLC	Delaware
S Credit Corporation	Illinois
P.R. Solo Cup, Inc.	Illinois
Yugen Kaisha Solo Cup Asia Pacific	Japan
Solo Cup Japan Co., Ltd.	Japan
Solo Cup Panama, S.A.	Panama
SC Management de Mexico, S. de R. L. de C.V.	Mexico
Solo Cup (Australia) Pty Ltd	Australia
Solo Cup UK Limited	England and Wales
Insulpak Holdings Limited	England and Wales
Solo Cup Europe Limited	England and Wales
Lily-Canada Holding Corporation	Delaware
Solo Cup Canada Inc.	Canada
Solo Cup Mexico, S.A. de C.V.	Mexico
Global Cup, S.A. de C.V.	Mexico